

December 19, 2012

<u>Via E-mail</u>
Timothy Francis
Chief Financial Officer
America First Tax Exempt Investors, L.P.
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

> **Re: America First Tax Exempt Investors, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2012**
> **Filed November 9, 2012**
> **File No. 0-24843**

Dear Mr. Francis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>General</u>

1.   We note your statement that the partnership is not required to register as an investment company because it operates under an exemption therefrom. We note that the approximate number of unit holders on December 31, 2011 was 7,500. Please provide us with the exemption upon which you rely.

2.   We note that your BUCs are registered under Section 12(b) and (g) of the
        Exchange Act, but that you and Mr. Hiatt do not file reports under Section 16 of
        that Act, e.g., proxy statements and Forms 3, 4 and 5, respectively. With a view
        towards disclosure in future filings, tell us why Section 16 reports are not filed.

Properties, page 16

3.   We note that you hold mortgages securing the bonds for the several properties
        listed on page 17 of your Form 10-K. Please tell us how you determined these are
        not contracts material to your business that should be filed in answer to Item
        601(b)(10) of Regulation S-K. Please also tell us about the agreements with your
        consolidated VIEs through which you are the primary beneficiary (by virtue of
        providing debt financing) and whether you consider these agreements to be
        material to your operations.

Liquidity and Capital Resources, page 38

4.   We note that the partnership has made annual cash distribution of $0.50 per unit
        since 2009, and that since realized CAD per unit was less than $0.50 per unit, the
        partnership used approximately $3.9 million and $3.1 million of unrestricted cash
        to supplement the deficit in 2011 and 2010. We also note that the general partner
        believes that upon completion of its "current investment plans" the partnership
        will be able meet its liquidity requirements, including the payment of expenses,
        interest on its debt financing, and cash distributions to unitholders at the current
        level of $0.50 per unit per year without the use of unrestricted cash. We are
        unable to locate a discussion of your "current investment plans." Please tell us
        about your current investment plans and how the implementation of these plans
        may or may not impact your ability to meet your liquidity requirements. Consider
        revising future filings to discuss current investment plans.

Contractual Obligations, page 42

5.   Future filings should provide contractual obligation information for the periods
        specified in Item 303(a)(5) of Regulation S-K, i.e., total, less than 1 year, 1-3
        years, 3-5 years and more than 5 years.

Form 10-Q for the quarterly period ended September 30, 2012

Note 2. Partnership Income, Expenses and Cash Distributions, page 7

6. In the first paragraph on page 8, you indicate that the BC Partners have agreed to
    contribute approximately $6.7 million to the Ohio Properties. In the next
    paragraph you refer to an equity contribution of $7.8 million. It appears these two

amounts should be the same. Please revise your disclosure in future filings to clarify this disclosure or tell us why the amounts should not be the same.

Note 4. Investments in Tax-Exempt Bonds, page 15

7. We note that you have $4.2 million in unrealized losses greater than twelve months old on your Woodland Park bond as of September 30, 2012. We note your disclosure stating that no impairment on the bond was necessary though you recorded an allowance of $953,000 for the interest receivable accrued during the fiscal year ending December 31, 2011 and you have fully reserved for your loans outstanding to the owners of the Woodland Park property.   Please see the following:

    a. Please provide us the following information related to Woodland Park:

        o The most recent discounted cash flow model used in your OTTI analysis.

        o The most recent discounted cash flow model used to measure fair value. Please reconcile any differences in inputs or assumptions as compared to your OTTI discounted cash flow analysis.

        o The most recent analysis used to consider whether an allowance for loan losses was needed for your taxable loans and/or accrued interest.

        Please provide a qualitative and quantitative discussion of the inputs and assumptions used to allow us to fully understand your analyses.

    b. Please tell us if there were any changes to the methodology and assumptions behind your discounted cash flow models to measure bond or loan impairment since December 31, 2009. If so, please explain to us in detail the changes and the reasons for the change.

    c. Please tell us the procedures you performed at March 31, 2012, June 30, 2012 and September 30, 2012 to determine whether there was any credit impairment on this bond.

    d. Given your disclosure in your 2011 Form 10-K that you expect your occupancy rate to increase over time to 93%, please tell us the circumstances you believe led to the occupancy rate decreasing from 91% as of December 31, 2011 to 86% as of September 30, 2012 and tell us how this impacted your bond impairment analysis.

  e. Please summarize the results of the most recent independent third party appraisal for Woodland Park. Also tell us the assumptions used and reconcile them with the assumptions you utilized in your OTTI discounted cash flow analysis.

Note 7. Other Assets, page 22

8. You disclose that "if the estimated fair value of the property after deducting the amortized cost basis of any senior tax-exempt mortgage revenue bond exceeds the principal balance of the property loan then no potential loss is indicated and no allowance for property loans is needed."

  a. Please tell us if you include accrued interest in your loan impairment analysis. If not, please tell us why and identify supporting accounting guidance.

  b. Please provide us an analysis at September 30, 2012 that compares the exposure to loss (bond principal and interest, loan principal and interest net of loan loss reserves, etc.) to the fair value of the bond for Ashley Square, Cross Creek and Iona Lakes. If the exposure to loss exceeds the fair value of the bond, please tell us how you determined that an additional loan loss reserve was not required.

Note 15. Commitments and Contingencies, page 32

9. We note your disclosure related to guarantees (Greens of Pine Glen Property, Ohio Properties, TEBS and TOB bond financing arrangements). Please tell us and revise future filings to disclose the maximum potential amount of future payments you could be required to make under these guarantees and the other information required by ASC 460-10-50-4b. Also clarify the term of each guarantee agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Timothy Francis
Chief Financial officer
America First Tax Exempt Investors, L.P.
December 19, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Clampitt, Attorney, at (202) 551-3434. If you have additional questions regarding financial matters, you may contact me at (202) 551-3437.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant